

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 5, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Re: Nuveen Unit Trust, Series 136
File No. 333-210609

Dear Mr. Warren:

On April 5, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Trust, Series 136, consisting of two underlying unit investment trusts, Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016 and Nuveen Prospect Income Finance Portfolio, 2Q 2016 (the "Trusts"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016 Prospectus

Principal Investment Strategy (p. 2)

1. The penultimate sentence of the first paragraph states that "the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers." Please clarify in the filing what is meant by "managers" of such issuers.

2. In the third paragraph, it states that "*[m]any* MLPs operate in the energy and natural resources sector (emphasis added)." Please clarify that all of the MLPs which the Trust counts towards its policy of investing 80% of its assets in the securities of issuers in the energy and power sector operate in the energy and power sector.

3. Please disclose whether the Trust will invest in non-traded closed-end funds, and, if so, add appropriate risk disclosure.

Principal Risks (pp. 3-9)

4. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected "for reasons such as the following." Please revise the

preamble so that it is clear that the section describes all principal risks of investing in the Trust. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25). This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Fee Table (pp. 10-11)

6. Footnote (5) refers to a "consulting fee paid to Prospect for its assistance with the Trust's portfolio." Please explain to the staff in your response letter why Prospect is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the "1940 Act"). *See* Section 2(a)(20) of the 1940 Act. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

7. Please bold the statement in footnote (6) that "In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected." This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Example (p. 11)

8. Please define "Standard Account" and "Fee Based Account" before or concurrently with using the terms. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Trust Portfolio (p. 15)

9. Please revise footnote (3) to the table so that it is written in plain English. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

<u>Nuveen Prospect Income Finance Portfolio, 2Q 2016 Prospectus</u>

Principal Investment Strategy (p. 16)

10. Please disclose here, as you do under Principal Risks, that the Trust will invest in non-traded BDCs.

11. Please clarify whether the Trust will invest in initial public offerings of BDCs. If so, add appropriate risk disclosure, such as the risk that a BDC's share price may fall after its initial public offering.
12. We note that Incapital Unit Trust, Series 47, which had a substantially similar strategy to this portfolio, only invested in BDCs and REITs. If the Trust similarly intends to invest only in BDCs and REITs, please consider deleting the disclosure regarding investments in Financial Services Companies.

Principal Risks – The BDCs held by the Trust may invest in payment-in-kind debt (p. 20)

13. Please disclose the following risks associated with payment-in-kind (PIK) debt:

    a. even if accounting conditions are met, a borrower may still default at the maturity of a PIK obligation;

    b. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

    c. PIK interest has the effect of generating investment income and increasing incentive fees payable to advisers at a compounding rate;

    d. the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate; and

    e. PIK securities create the risk that incentive fees will be paid to advisers based on non-cash accruals that ultimately may not be realized.

Principal Risks – The laws or regulations (and changes thereto) governing BDCs could negatively affect the profitability of the Trust (p. 24)

14. Please define RIC.

Principal Risks – BDC investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments (p. 26)

15. Please clarify whether BDC investments will be the only source of the Trust's exposure to non-U.S. securities, as the principal investment strategies suggest otherwise.

<u>**Closing**</u>

    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

    Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6751.

Sincerely,

/s/ Alison White

Alison White
Senior Counsel